PuraMed BioScience Inc.
1326 Schofield Ave. P.O. Box 677
Schofield, WI 54476
Phone: 715.359.6373
Fax: 715.355.3093
eMail:jhiggins@puramedbioscience.com

United States Securities and Exchange Commission
Division of Corporation Finance
Washington, D.C. 20549
Attn: Staci Shannon, Staff Accountant

Date: February 15, 2011

Re:  PuraMed BioScience, Inc – Response to SEC Letter Dated February 11, 2011

Dear Commission:

Regarding your letter to PuraMed BioScience Inc. (the “Company”) of February 11, 2011, the following responses are keyed to the paragraph numbers in your comment letter:

Form 10-K for Fiscal Year Ended June 30, 2010

 SEC Comment #1 (Item 9A. Controls and Procedures, page 14)

The company will amend our June 30, 2010 10-K filing to include management’s annual report on internal control over financial reporting pursuant to Item 308 of regulation S-K.

The omission of management’s report on internal control over financial reporting did not impact its conclusions regarding the effectiveness of our disclosure controls and procedures.

SEC Comment #2 (Item 15.  Exhibits and Financial Statement Schedules Exhibits 31.1 and 31.2)

The company will amend our June 30, 2010 10-K filing to revise our certifications included in Exhibits 31.1 and 31.2 to conform to the language of Item 601 (b)(31) of Regulation S-K, including the internal controls language of Paragraph 4 of that Item and eliminate references to small business issuer.

The Company acknowledges that:

i)	the Company is responsible for the adequacy and accuracy of disclosure in the filings;
ii)	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and
iii)	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

    The company plans on filing the amendment to our June 30, 2010 10-K with the corrections noted above by 2/28/2011.

Sincerely,

/s/ James Higgins, Chief Financial Officer
       of  PuraMed BioScience, Inc.